EXHIBIT  11

SI DIAMOND TECHNOLOGY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,		Year ended December 31,

	2002	2001	2002	2001

Computation of income ( loss ) per common share:

Net income (loss) applicable to common shareholders	$(600,597)	$(1,263,610)	$(4,946,351)	$(5,166,559)

Weighted average number of common shares	75,984,625	66,859,367	71,829,575	64,716,156

Net income (loss) per common share	$(0.01)	$(0.02)	$(0.07)	$(0.08)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.